UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PARADIGM HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69901V106

(CUSIP Number)

with copies to:

Paradigm Holdings, Inc.

9715 Key West Avenue, 3rd Floor

Rockville, Maryland 20850

(301) 468-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69901V106	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSONS CACI, Inc. - Federal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,989,754 and 79,602,604 votes of the voting power in all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,989,754 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.86%
14	TYPE OF REPORTING PERSON CO

CUSIP No.69901V106	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSONS CACI International Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,989,754 and 79,602,604 votes of the voting power in all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,989,754 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.86%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 69901V106	SCHEDULE 13D	Page 4 of 14

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Paradigm Holdings, Inc., a Delaware corporation (“Paradigm” or the “Company”). The principal executive offices of Paradigm are located at 9715 Key West Avenue, 3rd Floor, Rockville, Maryland 20850.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed by CACI, Inc. – Federal, a Delaware corporation (“Parent”) and CACI International Inc, a Delaware corporation (“CACI”) and the owner of all of the outstanding shares of Parent. The address of the principal place of business and principal offices of CACI and Parent are located at 1100 N. Glebe Road, Arlington, Virginia 22201. CACI, through its subsidiaries including Parent, delivers professional services and information technology (IT) solutions to clients and is a provider of comprehensive and practical solutions by adapting emerging technologies and continually evolving legacy strengths. The name, business address and present principal occupation or employment of each director and executive officer of CACI and Parent, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A to this Schedule 13D and incorporated herein by reference.

(d) During the last five years, neither CACI nor Parent, nor to CACI’s or Parent’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither CACI nor Parent, nor to CACI’s or Parent’s knowledge, any of the directors and executive officers identified on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the directors and executive officers required to be listed in Schedule A are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for Parent to enter into the Merger Agreement (which, together with all other capitalized but undefined terms used in this Item 3, is defined in Item 4), the Company and Parent entered into Stockholder Support Agreements with each of the Holders, Raymond Huger, John Moore (together with his spouse), Peter LaMontagne, Richard Sawchak, Robert Boakai, Anthony Verna and Diane Moberg (the “Supporting Stockholders”).

As of July 25, 2011, based on representations by the Supporting Stockholders, the Supporting Stockholders beneficially owned an aggregate of 25,989,754 shares of Common Stock representing approximately 76.86% of the shares of Common Stock represented by Paradigm in the Merger Agreement to be outstanding as of that date and 5,989.484 shares of Series A-1 Preferred Stock representing 100% of the shares of Series A-1 Preferred Stock represented by Paradigm in the Merger Agreement to be outstanding as of that date (together, the “Support Agreement Shares”). Each share of Series A-1 Preferred Stock entitles the holder to such number of votes on all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class (including without limitation with respect to any matter relating to a merger or sale of the Company, any amendment of the Company’s Articles of Incorporation, any increase or decrease in the number of authorized shares of Common Stock or any other matter subject to the vote or consent of the holders of Common Stock) as shall equal the number of shares of Common Stock issuable upon exercise of the Class A Warrants held by such holder as of the applicable record date. Paradigm’s representations in the Merger Agreement indicate that the shares of Series A-1 Preferred Stock represent 79,602,604 votes of the voting power in all matters on which the holders of Common Stock and Series A-1 Preferred Stock vote together as a single class, which represents 70.19% of the voting power in such matters, and together with the shares of Common Stock included in the Support Agreement Shares, 93.10% of the voting power in such matters.

CUSIP No. 69901V106	SCHEDULE 13D	Page 5 of 14

The Support Agreement Shares to which this Schedule 13D relates have not been purchased by CACI or Parent, and thus no funds were used for such purpose. Neither CACI nor Parent has paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Stockholder Support Agreements. For a description of the Stockholder Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction

Agreement and Plan of Merger

On July 25, 2011, Parent, the Company and CACI Newco Corporation, a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Paradigm, with Paradigm continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”).

The aggregate consideration to be paid by Parent and Merger Sub in the Merger for all of the outstanding equity interests of Paradigm, including securities convertible into shares of Paradigm’s common stock, par value $0.01 per share (the “Company Common Stock”), and the Company’s Senior Secured Subordinated Notes (the “Senior Notes”) is $61,500,000, plus the aggregate amount of Closing Cash (as defined in the Merger Agreement), minus the sum of (i) the aggregate amount of outstanding Company Debt (as defined in the Merger Agreement) (excluding the Senior Notes) at the effective time of the Merger and (ii) the Company Transaction Expenses (as defined in the Merger Agreement) that are unpaid at the effective time of the Merger.

At the effective time of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger, other than (i) shares held in the treasury of the Company and shares owned by Parent, Merger Sub or any subsidiary of Parent or the Company (which shares will be cancelled) and (ii) shares in respect of which dissenter’s rights have been properly exercised under Chapter 92A of the Nevada Revised Statutes (the “NRS”), will be converted into the right to receive an amount in cash equal to the “Aggregate Common Merger Consideration” (which is defined below) divided by the number of shares of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Common Merger Consideration”), without interest. As of the date of the Merger Agreement, the Common Merger Consideration was estimated to be equal to $0.2913 per share.

At the effective time of the Merger, each share of Paradigm Series A-1 Senior Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Stock”), or fraction thereof, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount per share of Series A-1 Preferred Stock (including a proportionate amount for any fractional share) equal to the Liquidation Price (as defined in the Certificate of Designations of the Series A-1 Senior Preferred Stock (the “Certificate of Designations”)) (the “Preferred Share Merger Consideration”).

Each option to purchase shares of Company Common Stock (the “Company Options”) which is outstanding and unexercised immediately prior to the effective time of the Merger will be cancelled as of the effective time of the Merger. The holder of each Company Option will be entitled only to the right to receive, without any interest thereon, an amount in cash payable at the time of cancellation of such Company Option equal to the product of (i) the excess, if any, of the Common Merger Consideration over the per share exercise price of such Company Option, and (ii) the number of shares of Company Common Stock covered by such Company Option (including both vested and unvested shares) as of immediately prior to the effective time of the Merger.

Each stock appreciation right warrant (the “Company SARs”) which is outstanding immediately prior to the effective time of the Merger will be cancelled as of the effective time of the Merger. The holder of each Company SAR will be entitled only to the right to receive, without any interest thereon, an amount in cash payable at the time of cancellation of such Company SAR equal to the product of (i) the excess, if any, of the Common Merger Consideration over the per share exercise price of such Company SAR and (ii) the number of shares of Company Common Stock with respect to which such Company SAR is exercisable as of the effective time of the Merger.

CUSIP No. 69901V106	SCHEDULE 13D	Page 6 of 14

At the effective time of the Merger, pursuant to the Termination Agreement (as defined below), each outstanding Class A Warrant will be cancelled in exchange for the payment to each holder of a Class A Warrant of an amount in cash equal to (x) the greater of (I) the Common Merger Consideration and (II) $0.2913 (the greater of (I) and (II) is referred to as the “Adjusted Common Merger Consideration”) multiplied by (y) the number of shares of Company Common Stock that would have been issuable upon a cashless exercise of such Class A Warrant immediately prior to the effective time of the Merger based on the Adjusted Common Merger Consideration (the “Series A Preferred Warrant Merger Consideration”).

At the effective time of the Merger, pursuant to the Termination Agreement, each outstanding Class B Warrant will be cancelled in exchange for the payment to each holder of a Class B Warrant of an amount in cash equal to (x) the Adjusted Common Merger Consideration multiplied by (y) the number of shares of Company Common Stock that would have been issuable upon a cashless exercise of such Class B Warrant immediately prior to the effective time of the Merger based on the Adjusted Common Merger Consideration (the “Series B Preferred Warrant Merger Consideration”). We refer to the Series A Preferred Warrant Merger Consideration and the Series B Preferred Warrant Merger Consideration together as the “Preferred Warrant Merger Consideration”.

The Merger Agreement provides that the Company will take the necessary actions to cause each outstanding warrant (excluding Company SARs, Class A Warrants and Class B Warrants) (the “Other Company Warrants”) which is issued and outstanding at the effective time of the Merger to be deemed exercised effective as of the effective time of the Merger, for cash, with such cash deemed paid via the Common Merger Consideration payable to such holders. Other Company Warrants that have an exercise price less than the Common Merger Consideration will be cancelled and terminated at the effective time of the Merger.

Each of the Company’s Senior Notes that are outstanding as of the effective time of the Merger will be cancelled and the Company will pay to each holder of a Senior Note cash in an amount equal to the sum of (x) the aggregate principal amount of the Senior Notes held by such holder then outstanding, together with any accrued and unpaid interest thereon through the effective time of the Merger (calculated at an interest rate of 6% per annum) and (y) the Present Value of Interest (as defined in the Senior Notes) with respect to such aggregate principal amount of the Senior Notes then outstanding (collectively, the “Senior Note Merger Consideration”).

At the effective time of the Merger, all outstanding restricted stock awards (“Company Restricted Shares”) will automatically become fully vested and will be paid in the same fashion as other shares of Company Common Stock.

The Merger Agreement defines “Aggregate Common Merger Consideration” as being equal to the amount determined by subtracting (i) the aggregate Preferred Share Merger Consideration, (ii) the aggregate Senior Note Merger Consideration, (iii) the aggregate amount to which the holders of Company Options, Company SARs, Other Company Warrants, the Class A Warrants, the Class B Warrants and Company Restricted Shares (collectively, the “Company Stock-Based Securities”) are entitled, (iv) the aggregate amount of Company Transaction Expenses that are unpaid at the effective time of the Merger, and (v) the aggregate amount of outstanding Company Debt (excluding the Senior Notes) at the effective time of the Merger, from the sum of (A) $61.5 million and (B) the aggregate amount of Closing Cash.

The completion of the Merger is subject to the satisfaction or waiver of certain conditions, including, among other things, the adoption of the Merger Agreement by the Company’s stockholders, which was effected on July 25, 2011 by the written consent of the holders of securities representing 104,829,858 votes, or approximately 92.43% of the votes entitled to be cast with respect to the adoption and approval of the Merger Agreement.

The Merger Agreement contains customary termination provisions, including, without limitation, that the Merger Agreement may be terminated by either the Company or Parent if the Merger has not been consummated by the close of business on November 10, 2011, other than due to the failure of the terminating party to fulfill its obligations under the Merger Agreement. The Merger Agreement requires the Company to pay a $1,537,500 termination fee to Parent under certain limited circumstances.

CUSIP No. 69901V106	SCHEDULE 13D	Page 7 of 14

The Merger Agreement contains customary representations and warranties made by the Company, Parent and Merger Sub. In addition, the Company has agreed to various covenants in the Merger Agreement, including, among other things, covenants to continue to conduct its business in the ordinary course and in accordance with past practices and not to take certain actions prior to the closing of the Merger without the prior consent of Parent.

Termination Agreement

On July 25, 2011, in connection with the execution of the Merger Agreement, the Company, Parent, Hale Capital Partners, LP (“Hale Capital”) and EREF PARA, LLC (“EREF PARA” and together with Hale Capital, the “Holders”) entered into the Preferred Stock, Warrant and Note Termination Agreement (the “Termination Agreement”). The Termination Agreement, among other things, (i) provides for the cancellation of the shares of Series A-1 Preferred Stock, Class A Warrants, Class B Warrants and Senior Notes held by the Holders in exchange for the right to receive the Preferred Share Merger Consideration, the Preferred Warrant Merger Consideration and the Senior Note Merger Consideration, respectively, and (ii) restricts the transfer of the Series A-1 Preferred Stock, Class A Warrants, Class B Warrants and Senior Notes except under certain limited circumstances. . Pursuant to the Termination Agreement, the Company remains obligated to make certain payments and redemptions pursuant to the terms of the Series A-1 Preferred Stock, the Class A Warrants, the Class B Warrants, the Senior Notes and Certificate of Designations until the effective time of the Merger.

The Preferred Share Merger Consideration, Preferred Warrant Merger Consideration and the Senior Note Merger Consideration are potentially less favorable to the Holders than what their rights would have been upon the Merger under the terms of the Series A-1 Preferred Stock, the Senior Notes, the Class A Warrants and the Class B Warrants. The Termination Agreement also provides that until the earlier of the effective time of the Merger or the termination of the Merger Agreement, that, and for so long as certain specified events do not occur, the Holders will refrain from exercising any of their rights or remedies that may exist as a result of any Event of Default (as such term is defined in the Senior Notes and the Certificate of Designations, as applicable). In consideration of these agreements by the Holders, the Termination Agreement provides that the Company will reimburse the Holders’ reasonable legal fees in connection with the contemplated transactions.

Martin Hale, a member of the Company’s Board of Directors, is the Chief Executive Officer of each of Hale Capital and Hale Fund Management, LLC, the managing member of EREF PARA.

Support Agreements

On July 25, 2011, the Company and Parent entered into Stockholder Support Agreements with each of the Holders, Raymond Huger, John Moore (together with his spouse), Peter LaMontagne, Richard Sawchak, Robert Boakai, Anthony Verna and Diane Moberg (the “Stockholder Support Agreements”). The Stockholder Support Agreements, among other things, (i) require the execution of the Merger Consent (as defined below) by the stockholder, (ii) require that in the event of a stockholder meeting such stockholder will vote in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any adverse proposal, (iii) appoints Parent or its designee as such stockholder’s proxy and attorney-in-fact to vote such stockholder’s shares in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and against any adverse proposal, (iv) restricts the transfer of such stockholder’s shares and (v) provides a general release, effective as of the Merger, of certain claims against the Company and certain other identified persons and entities.

The foregoing description of the terms of the Merger Agreement, the Termination Agreement and the Stockholder Support Agreements are not complete and are qualified in their entirety by reference to the Merger Agreement, the Termination Agreement and the Stockholder Support Agreements, copies or forms of which are attached as Exhibits 1, 2, 3 and 4 to this Schedule 13D and incorporated herein by reference.

CUSIP No. 69901V106	SCHEDULE 13D	Page 8 of 14

Item 5.	Interest in Securities of the Issuer

(a) Pursuant to the Stockholder Support Agreements, CACI and Parent may be deemed to have beneficial ownership of 25,989,754 shares of Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Stockholder Support Agreements. Based on 33,815,518 shares of Common Stock outstanding as of July 25, 2011, as set forth in the Merger Agreement, CACI and Parent may be deemed to have beneficial ownership of approximately 76.86% of the Common Stock as of the record date were July 25, 2011. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CACI or Parent that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To CACI’s and Parent’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Stockholder Support Agreements, CACI and Parent may each be deemed to have shared power to vote or direct the voting of 25,989,754 shares of Common Stock held by the Supporting Stockholders and the 79,602,604 votes represented by the Series A-1 Preferred Stock held by the Holders.

The information required by Item 2 relating to the Supporting Stockholders is set forth in Schedule B and consists of information represented by the Supporting Stockholders in their respective Stockholder Support Agreements. While CACI and Parent have no reason to believe that such information was not reliable as of the date of the Stockholder Support Agreements, CACI and Parent make no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Schedule 13D shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Supporting Stockholders, which may affect the accuracy or completeness of such information.

(c) Except for the Merger Agreement, the Stockholder Support Agreements and the transactions contemplated by those agreements, neither CACI nor Parent, nor to CACI’s or Parent’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Stockholder Support Agreements, and the transactions contemplated by those agreements, neither CACI nor Parent, nor to CACI’s or Parent’s knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of CACI and Parent, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Paradigm, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of Paradigm.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Agreement and Plan of Merger dated July 25, 2011 among Paradigm Holdings, Inc., CACI, Inc.—Federal and CACI Newco Corporation, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2011

CUSIP No. 69901V106	SCHEDULE 13D	Page 9 of 14

2.	Preferred Stock, Warrant and Note Termination Agreement dated July 25, 2011 among Paradigm Holdings, Inc., CACI, Inc.—Federal, Hale Capital Partners, LP and EREF PARA, LLC, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2011

3.	Form of Stockholder Support Agreement among Paradigm Holdings, Inc., CACI, Inc.—Federal, Raymond Huger, John Moore, Peter LaMontagne, Richard Sawchak, Robert Boakai, Anthony Verna and Diane Moberg, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2011

4.	Stockholder Support Agreement among Paradigm Holdings, Inc., CACI, Inc.—Federal, Hale Capital Partners, LP and EREF PARA, LLC, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2011

5	Joint Filer Agreement

CUSIP No. 69901V106	SCHEDULE 13D	Page 10 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2011	CACI International Inc

	By:	/s/ Arnold D. Morse
Arnold D. Morse
Senior VP, Chief Legal Officer and Secretary

Dated: August 3, 2011	CACI, Inc. - Federal

	By:	/s/ Arnold D. Morse
Arnold D. Morse
Senior VP, Chief Legal Officer and Secretary

Schedule A

Directors and Executive Officers

CACI International Inc

Directors:

Paul M. Cofoni

Gordon R. England

James S. Gilmore III

Gregory Johnson

Richard L. Leatherwood

J. P. London

James L. Pavitt

Warren R. Phillips

Charles P. Revoile

William S. Wallace

Officers:

Paul M. Cofoni – Chief Executive Officer

William M. Fairl – President, U.S. Operations, CACI, INC.-FEDERAL

Thomas A. Mutryn – Executive Vice President, Chief Financial Officer and Treasurer

Daniel D. Allen – Chief Operating Officer, U.S. Operations, CACI, INC.-FEDERAL

Gregory R. Bradford – Chief Executive, CACI Limited, and President, Information Solutions Group, London, England

Carol Hanna – Senior Vice President and Corporate Controller

CACI, Inc. - Federal

Directors:

J.P. London

Warren R. Phillips

Officers:

Paul M. Cofoni

William M. Fairl

Thomas A. Mutryn

Daniel D. Allen

Arnold D. Morse

Carol P. Hanna

Except as otherwise noted above, the address of each person named above is 1100 N. Glebe Road, Arlington, Virginia 22201

Schedule B

Supporting Stockholders

Robert Boakai

c/o Paradigm Holdings, Inc.

9715 Key West Avenue, 3rd Floor

Rockville, Maryland 20850

Hale Capital Partners, LP

570 Lexington Ave., 49th Floor

New York, NY 10022

Raymond Huger

c/o Paradigm Holdings, Inc.

9715 Key West Avenue, 3rd Floor

Rockville, Maryland 20850

Peter LaMontagne

c/o Paradigm Holdings, Inc.

9715 Key West Avenue, 3rd Floor

Rockville, Maryland 20850

Diane C. Moberg

c/o Paradigm Holdings, Inc.

9715 Key West Avenue, 3rd Floor

Rockville, Maryland 20850

John A. Moore

c/o Paradigm Holdings, Inc.

9715 Key West Avenue, 3rd Floor

Rockville, Maryland 20850

Richard Sawchak

c/o Paradigm Holdings, Inc.

9715 Key West Avenue, 3rd Floor

Rockville, Maryland 20850

Anthony Verna

9715 Key West Avenue, 3rd Floor

Rockville, Maryland 20850

Exhibit 5

Joint Filer Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Paradigm Holdings, Inc.

Dated: August 3, 2011	CACI International Inc

	By:	/s/ Arnold D. Morse
Arnold D. Morse
Senior VP, Chief Legal Officer and Secretary

Dated: August 3, 2011	CACI, Inc. - Federal

	By:	/s/ Arnold D. Morse
Arnold D. Morse
Senior VP, Chief Legal Officer and Secretary